Exhibit 99.1

NewsRelease
TransCanada Acquisition of Columbia Pipeline Group Receives Stockholder Support

TransCanada Advances Vision to Create North America’s Leading
Natural Gas Transportation and Storage Company

HOUSTON, Texas - June 22, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) and Columbia Pipeline Group, Inc. (NYSE: CPGX) (Columbia) today announced that at a special meeting held earlier today in Houston, Texas, Columbia’s stockholders voted to adopt the previously announced merger agreement. Approximately 95.33% of votes cast by Columbia stockholders were in favour of adoption of the merger agreement, which will have TransCanada acquire Columbia for US$25.50 per share of common stock in cash, resulting in an aggregate purchase price of approximately US$13 billion, including the assumption of approximately US$2.8 billion of debt.

“We are very pleased with the support of Columbia’s stockholders. Today’s vote is an important milestone that moves us closer to completing this acquisition and creating one of North America’s leading natural gas transportation and storage companies,” said Russ Girling, TransCanada’s president and chief executive officer. “Columbia’s assets and development projects are managed by a dedicated employee base with experience and a commitment to operating safely, and we look forward to working with them.”

Columbia’s stockholder approval fulfills the final major closing condition for the proposed acquisition. In May 2016, TransCanada and Columbia announced other regulatory conditions necessary to close the deal had been satisfied: Specifically the early termination of the Hart-Scott-Rodino waiting period, and Committee on Foreign Investment in the US (CFIUS) clearance. TransCanada and Columbia anticipate that the closing of the transaction will be effective on July 1, 2016.

“This acquisition provides TransCanada with a unique opportunity to invest in a proven, growth focused company with a competitively positioned and growing network of regulated natural gas pipelines and storage assets in the Appalachian region, the fastest growing production basin in North America,” added Girling. “Together, we bring greater options for our customers to get their products to markets through one of North America’s largest natural gas transmission networks. Our combined $25 billion in near-term growth opportunities supports, and may augment, an expected eight to 10 per cent annual dividend growth rate for our shareholders through 2020.”

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 66,400 kilometres (41,300 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's leading provider of gas storage and related services with 368 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s First Quarter Report to Stockholders dated April 28, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Terry Cunha / Shawn Howard
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522